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                                                                    Exhibit 23.1


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 29, 1999 and our report included in the following paragraph, in the Registration Statement (Form S-4 No. 222-80337) and related Prospectus of Team Health, Inc. for the registration of Team Health, Inc. 12% Senior Subordinated Notes due 2009.

Our audits also included the financial statement schedule of Team Health, Inc., listed in Item 21(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        /s/ Ernst & Young LLP


Birmingham, Alabama
July 26, 1999